Exhibit 99.47

ORIGINAL	ENGLISH OFFICE TRANSLATION
AVTALE OM GRUNNLEIE	LEASE AGREEMENT
Denne avtale om grunnleie (“Avtalen”) er inngått mellom: (1) Exanorth AS, org nr 921 677 421, (“Exanorth”), og (2) Sowrer AS, org nr 927 234 475 (“Leietaker”).	This lease agreement (“Agreement”) is entered into between: (1) Exanorth AS, org no 921 677 421, (“Exanorth”), and (2) Sowrer AS, org no 927 234 475 (the “Lessee”).
1. BAKGRUNN	1. BACKGROUND
Exanorth har utviklet en tomt med gnr 50 bnr 44 i Namsskogan kommune (Tunnsjødalveien 178, 7892 Trones, Norge, heretter omtalt som “Elendommen”). Pâ Eiendommen er det tilgang til nødvendig nettkapasitet pâ inntil 40 MW for drift av datasentervirksomhet. I henhold til en leie- og overføringsavtale mellom Exanorth og Leietaker (“Overføringsavtalen”), datert 13. april 2024, gis Leietaker en rett til â leie et avgrenset areal av Eiendommen for drift av datasentervirksomhet pâ inntil 17 MW. Denne Avtalen inngâs for â formalisere betingelsene for leieforholdet. Avtalen trer i kraft og partenes rettigheter og forpliktelser i henhold til Avtalen tar til â gjelde fra gjennomføring av gjennomføring av Overføringsavtalen.	Exanorth has developed a property with land no 50 title no 44 in Namsskogan municipality (Tunnsjødalveien 178, 7892 Trones, Norway, hereinafter referred to as the “Property”). On the Property, there is access to necessary grid capacity of up to 40 MW for the operation of data center business. According to a lease transfer and governance agreement between Exanorth and the Lessee (the “LTGA”), dated 13 April 2024, the Lessee is granted a right to lease a delimited area of the Property for the operation of data center business of up to 17 MW. This Agreement is entered into to formalize the terms of the lease. The Agreement enters into force and the parties’ rights and obligations pursuant to the Agreements are effective as of closing of the LTGA.
2. LEIEOBJEKT	2. THE LEASE OBJECT

Det areal Leietaker leier bestâr av den del av Eiendommen som inntegnet pâ kart inntatt som Bilag 1 (“Leiearealet”).

Leiearealet skal benyttes til drift av Leietakers datasentervirksomhet, noe som innebærer at Leietaker bâde vil forestâ drift av egen datakapasitet og eget datautstyr og at Leietaker vil levere sâkalte vertstjenester (En: “hosting services”) til tredjeparter.

The area the Lessee leases consists of the part of the Property as outlined on the map included as Appendix 1 (the “Leased Area”). The Leased Area shall be used for the operation of the Lessee’s data center business, which means that the Lessee will both operate its own data capacity and own data equipment and that the Lessee will provide so-called hosting services to third parties.
3. LEIESUM MV	3. RENT ETC.

Leietaker skal betale USD 120 000 (eksklusive mva) i leie per år for leien av Leiearealet.

Leien forfaller til betaling 15. mai hver år, første gang 15. mai 2024. Exanorth utsteder faktura til Leietaker med slikt innhold som er påkrevd i henhold til gjeldende regelverk, og med opplysninger om Exanorths kontonummer for betaling av leien.

The Lessee shall pay USD 120,000 (exclusive of VAT) in rent per year for the lease of the Leased Area.

The rent is due for payment May 15 each year, the first time May 15, 2024. Exanorth issues an invoice to the Lessee with such content as is required in accordance with applicable regulations, and with information about Exanorth’s account number for payment of the rent.

4. MERVERDIAVGIFT	4. VALUE ADDED TAX (VAT)

Dersom Leietaker er eller blir registrert i Merverdiavgiftsregisteret og skal bruke hele eller deler av Leiearealet i den registrerte virksomheten, skal Leiearealet helt eller delvis omfattes av Utleiers frivillige registrering i Merverdiavgiftsregisteret og Leietaker innestår for at vilkårene for at Leiearealet skal omfattes av Utleieres frivillige registrering er oppfylt fra tidspunktet Leietaker gir melding til Utleier om at vilkårene for registrering er oppfylt og ut Leieperioden. Utleier vil i et slikt tilfelle ha rett til å legge merverdiavgift med den til enhver tid gjeldende sats på leien for de deler av Leiearealet som omfattes av Utleiers frivillige registrering og eventuelle andre kostnader knyttet til arealer som skal omfattes av Utleiers frivillige registrering.

Leietaker skal umiddelbart gi Utleier opplysninger om forhold som kan medføre en endring i den avgiftsmessige status til hele eller deler av Leiearealet. Leietaker skal også innen 14 dager skriftlig besvare Utleiers årlige leietakererklæringer om Leietakers bruk av Leiearealet gjennom året og bygningsmessige tiltak foretatt på Leiearealet av Leietaker.

Leietaker skal holde Utleier skadesløs for ethvert tap Utleier måtte bli påført, herunder redusert fradragsrett og tilbakeføring/justering av fradragsført inngående merverdiavgift samt renter, tilleggsskatt og øvrige kostnader forbundet med slikt tap, som følge av regelendringer for Leietakers bruk/virksomhet eller Leietakers bruksendring, fremleie, selskapsmessige/organisatoriske endringer, formelle mangler eller forsømmelser o.l. Ved beregningen av Utleiers tap skal det tas hensyn til skattemessige konsekvenser for Utleier.

If the Lessee is or becomes registered for Norwegian VAT and shall use the Leased Area or parts thereof in its VAT liable business, the Leased Area or parts thereof shall be included in the Lessor’s voluntary registration in the VAT Register and the Lessee warrants that the conditions for including the Leased Area or parts thereof in the Lessor’s voluntary VAT registration are met from the time of notification regarding the conditions for registration are met and throughout the Lease Term. The Lessor shall in such case be entitled to add VAT at the rate applicable at any given time to the rent for the parts of the Leased Area that are comprised by the Lessor’s voluntary VAT registration and any other costs relating to any areas that are to be included in the Lessor’s voluntary VAT registration.

The Lessee shall immediately inform the Lessor of any circumstances that may result in changes to the VAT status of all or part of the Leased Area. The Lessee shall also within 14 days complete in writing the Lessor’s annual lessee declarations concerning the Lessee’s use of the Leased Area during the year and any building works carried out on the Leased Area by the Lessee.

The Lessee shall indemnify the Lessor in respect of any loss that may be incurred by the Lessor, including any reduced right of deduction and any reversal/adjustment of deducted input VAT, as well as any interest, penalty tax and other costs associated with such loss, as the result of changes to rules governing the use/activities of the Lessee or changes to such use on the part of the Lessee, subleases, corporate/organisational changes, formal deficiencies or omissions, etc. In calculating the amount of the Lessor’s loss, any tax implications on the part of the Lessor shall be taken into account.

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Eventuelle krav knyttet til merverdiavgift forfaller til betaling ved påkrav. Krav som følge av Utleiers plikt til tilbakeføring/nedjustering av fradragsført inngående merverdiavgift forfaller imidlertid til betaling tidligst 14 dager før forfall for Utleiers betalingsplikt til staten.	Any claim related to VAT shall fall due for payment upon demand. However, any claim as the result of the Lessor’s obligation to reverse/adjust deducted input VAT shall fall due for payment no earlier than 14 days before the due date for the Lessor’s payment obligation via-à-vis the State.
5. LEIETID	5. THE LEASE PERIOD
Leieforholdet løper i 15 år fra tidspunktet for gjennomføring av Overføringsavtalen som nevnt i punkt 1 ovenfor. Avtalen kan ikke sies opp i leietiden, med mindre det skjer i forbindelse med utøvelse av slik forkjøpsrett som nevnt nedenfor.	The lease shall have a duration of 15 years from closing of the Purchase Agreement as mentioned in Clause 1 above. The Agreement cannot be terminated during the lease term, unless in connection with the exercise of such right of first refusal as detailed below.
6. OVERDRAGELSE	6. TRANSFER

Leietaker kan overdra eller overføre Avtalen uten Exanorths samtykke og/eller fremleie Leiearealet (på slike vilkår som Leietaker anser hensiktsmessig) til tredjeparter: (i) hvis det skjer sammen med overdragelse av de øvrige rettigheter og forpliktelser som Leietaker har i tilknytning til sin bruk av Leiearealet; eller (ii) ellers hvis den overtakende tredjepart i det vesentlige viderefører samme virksomhet som Leietaker. De rettigheter og plikter som er tillagt Leietaker går ved slik overdragelse over til Leietakers rettsetterfølger, overtakende tredjepart eller fremleietaker.

Ved et Kontrollskifte skal denne Avtalen og/eller partenes rettigheter i henhold til denne (og/eller rettighetene til tredjeparter som har fått slike rettigheter i henhold til første ledd ovenfor), uavhengig av hva som måtte følge av Avtalen for øvrig, og så langt det ikke strider med regler som gjelder for Avtalen, fortsette å gjelde fullt ut på samme måte som før Kontrollskiftet.

I dette punkt 5 skal “Kontrollskifte” bety endring av bestemmende innflytelse i henhold til aksjeloven § 1-3 (2).

The Lessee may transfer or assign the Agreement without Exanorth’s consent and/or sublease the Leased Area (on any terms it deems appropriate) to any third party: (i) if it occurs together with the transfer of the other rights and obligations that the Lessee has in connection with its use of the Leased Area; or (ii) otherwise, when the incoming third party is an entity which continues same or substantial same business as the Lessee. The rights and obligations attributed to the Lessee are transferred to the Lessee’s legal successor, transferee, assignee or a sublessee in such a transfer.

Notwithstanding anything contrary stated herein, to the extent permitted by the laws applicable to this Agreement, in the event of Change of Control of either party, this Agreement and/or rights of either party (and/or the rights of any third party which received such rights pursuant to the first paragraph above) shall survive and continue in full force in the same manner as existing before the Change of Control.

For the purposes of this clause 5, the “Change of Control” shall mean the change of decisive influence as defined in the Limited Liability Companies Act section 1-3 second paragraph.

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7. FORKJOPSRETTER	7. RIGHTS OF FIRST REFUSAL

Dersom Exanorth vil selge eller på annen måte disponere over hele eller deler av Eiendommen til fordel for en tredjepart, har Leietaker forkjøpsrett til å kjøpe Leiearealet eller hele eller relevante deler av Eiendommen (inkludert Leiearealet).

Dersom Leietaker vil overdra sin leierett etter denne Avtalen (med tilhørende rett til tilgang på nett og kraft i henhold til Overføringsavtalen med vedlegg) til en tredjepart, eller foreta et Kontrollskrifte i Leietaker, har Exanorth forkjøpsrett til å tre inn i Leietakers posisjon under denne Avtalen på de samme vilkår.

Dersom en av partene (den “Utiøsende Part”) beslutte å gjennomføre en slik disposisjon som nevnt i avsnittene over (og dermed utløse den andre partens (den “Andre Part”) forkjøpsrett), skal den Utløsende Part gi den Andre Part et detaljert varsel med beskrivelse av den påtenkte disposisjonen, herunder påtenkt pris og vilkår for øvrig (“Vilkårene “). Den Andre Part skal ha en periode på 30 dager til å gjøre seg kjent med Vilkårene og skal ha ytterligere 30 dager til å beslutte om forkjøpsretten utøves eller ikke. Hvis den Andre Part avslår kan den Utløsende Part iverksette og gjennomføre den påtenkte disposisjonen på slike vilkår (identisk med Vilkårene), likevel slik at den Andre Parts forkjøpsrett fortsatt skal gjelde til fordel for den Andre Part dersom vilkårene til den aktuelle tredjeparten endres eller hvis disposisjonen ikke gjennomføres innen 180 dager etter varselet fra den Utløsende Part.

If Exanorth wishes to sell or otherwise dispose of all or parts of the Property in favor of a third party, the Lessee has a right of first refusal to purchase the Leased Area or the entire or relevant parts of the Property (including the Leased Area).

If the Lessee transfers its right to lease (with the appurtenant access to grid capacity and power pursuant to the LTGA with appendices) to a third party, or carries out a Change of Control in the Lessee, Exanorth has a right of first refusal to step in to the Lessee’s position under this Agreement at the same terms.

Should one of the parties (the “Triggering Party”) determine to carry out such disposition as set out in the paragraphs above (and thereby trigger the other party’s (the “Other Party”) right of first refusal), the Triggering Party shall give the Other Party detailed notice of the nature and description of the contemplated disposal and its intended price and terms (the “Terms”). The Other Party shall have a period of 30 days to investigate the Terms and shall have a period of 30 days after such investigative period to determine whether it wishes to exercise its right of first refusal. In the event the Other Party declines then the Triggering Party may carry out and complete the contemplated disposition at such offered terms (identical to the Terms), however such that the Other Party’s right of first refusal shall occur again to the benefit of the Other Party if the terms proposed to third parties change or if the disposition is not completed within 180 days of the Triggering Party’s notice.

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8. TINGLYSNING	8. REGISTRATION

Leietaker kan tinglyse Avtalen på Eiendommen eller en fradelt festetomt eller grunneiendom av denne.

Exanorth samtykker med sin underskrift på Avtalen til slik tinglysing (og til pantsettelse av Avtalen), og gir samtidig nødvendig fullmakt til Leietaker til på Exanorths vegne å signere søknader om fradeling og rekvirering av oppmålingsforretning og til å signere øvrige søknader og skjemaer i tilknytning til andre offentligrettslige regelverk som er nødvendig for tinglysningen av Avtalen.

Leietaker dekker de kostnader som påløper i forbindelse med eventuell tinglysing.

The Lessee may register the Agreement on the Property or a partitioned leasehold plot or property from this.

By signing the Agreement, Exanorth consents to such registration (and to the pledging of the Agreement), and at the same time gives the Lessee the necessary power of attorney on behalf of Exanorth to sign applications for partitioning and requisition of mapping proceedings and to sign other applications and forms in connection with other public law regulations necessary for the registration of the Agreement.

The Lessee covers the costs incurred in connection with any registration.

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Avtalen er utstedt i to eksemplarer, hvor partene har mottatt hvert sitt.	The Agreement is issued in two copies, each party having received their own.

Oslo, 13 April 2024

Mohammed Salah S Bakhashwain	Michele Di Minno
Styreleder/chairperson	Styremedlem/Board Director

5

LEASE TRANSFER AND GOVERNANCE AGREEMENT

between

Exanorth AS

(as Landlord)

And

Sowrer AS

(as Lessee)

13 April 2024

TABLE OF CONTENTS

1.	BACKGROUND		5

2.	definitions		6

3.	THE TRANSACTION		8

	3.1	Completion of the Agreement	8
	3.2	Transfer of the Assigned Agreement	8

4.	Consideration		8

5.	CUT-OFF DATE		9

6.	CONDITIONS PRECEDENT TO CLOSING		9

	6.1	The Lessee’s Conditions to Closing	9
	6.2	The Landlord’s Conditions to Closing	10
	6.3	Termination of Original Agreements	10
	6.4	The Landlord’s Outstanding Debt	11

7.	CLOSING		11

	7.1	lime and Place	11
	7.2	The Landlord’s Closing Obligations	11
	7.3	The Lessee’s Closing Obligations	12
	7.4	Post-Closing Obligations	12

8.	OTHER AGREEMENTS		12

	8.1	Conduct of Business between Signing and Closing	12
	8.2	Undertaking to Consult and Cooperate	13
	8.3	Undertaking to Contribute	13
	8.4	Notices, Filings etc.	13

9.	WARRANTIES OF THE LANDLORD		13

	9.1	Organisation	13
	9.2	Power and Authority	14
	9.3	No Conflict	14
	9.4	Consents and Approvals	14
	9.5	The Business	14
	9.6	The Assigned Agreement	14
	9.7	Disclosed Information	15
	9.8	No Other Warranties	15

10.	WARRANTIES OF THE LESSEE		15

	10.1	Organisation	15
	10.2	Power and Authority	15
	10.3	No Conflict	15
	10.4	Financing	15
	10.5	Consents and Approvals	16
	10.6	No Other Warranties	16

11.	COMPENSATION		16

	11.1	General	16
	11.2	Matters Disclosed	16
	11.3	Financial Limits	16
	11.4	Time Limits	16
	11.5	Right to Remedy	17
	11.6	Related Benefits	17

	11.7	Contingent Liabilities	17
	11.8	Changes in Law etc.	17
	11.9	Covered Losses	17
	11.10	Acts of the Lessee; Mitigation	17
	11.11	Compensation Procedure with Respect to Third Party Claims	18
	11.12	Exclusions	18

12.	INDEMNITY		18

	12.1	Lessee Indemnity	18
	12.2	Landlord Indemnity	19
	12.3	Wrong Pocket Assets or Liabilities	19

13.	TERMINATION		19

	13.1	Termination	19
	13.2	Rights on Termination	19

14.	CONFIDENTIALITY		20

15.	ADDITIONAL COVENANTS		20

	15.1	Landlord’s Call Option and Right of Termination	20
	15.2	Further assurances	21

16.	MISCELLANEOUS

	16.1	Assignment	21
	16.2	No Right of Rescission, Termination or Reversal after Closing	21
	16.3	Sole Remedies	21
	16.4	Costs and Expenses	21
	16.5	Public Announcement	21
	16.6	Notices	22
	16.7	Counterparts	22
	16.8	Severability	22
	16.9	Entire Agreement	22
	16.10	Governing Law	22
	16.11	Dispute Resolution	22

Appendix 1 - The Original Agreements	25

Appendix 2k) - COWA Infrastructure	26

Appendix 2r) -Grid Connection and Power Supply Agreement	27

Appendix 2v) -Lease Agreement	28

1.	BACKGROUND AND PURPOSE		30

2.	MAIN TERMS - PASS THROUGH OF GRID CAPACITY AND POWER SUPPLY		30

3.	GRID CONNECTION POINT		32

4.	SPECIAL TERMS		32

	4.1	General	32
	4.2	Quality of electricity supply	32

5.	GENERAL TERMS	34

6.	SERVICES	34

7.	DURATION AND TERMINATION	35

8.	CHANGES IN LAW	35

9.	LIABILITY	36

10.	DEFAULT	36

11.	CONFIDENTIALITY	36

12.	COMMUNICATION	37

13.	ASSIGNMENT	37

14.	GOVERNING LAW AND DISPUTE RESOLUTION	38

THIS LEASE TRANSFER AND GOVERNANCE AGREEMENT (the “Agreement”) is entered into on the date stated on first page of this Agreement by and between:

(1)	Exanorth AS, a Norwegian private limited company with business registration number 921 677 421 and registered address at c/o VIEW Ledger AS, Rigedalen 54626 Kristiansand S, Norway (the “Landlord”); and

(2)	Sowrer AS, a Norwegian incorporated limited company with business registration number 927 234 475 and registered address at c/o Kvale Advokatfirma DA, Haakon VIIs gate 10, 0161 Oslo, Norway (the “Lessee”).

The Landlord and the Lessee are in the following jointly referred to as the “Parties” and a “Party” is any one of them.

1.	BACKGROUND

(i)	The Landlord operates a hosting site in Tunnsjødalsveien 178, 7892 Trones, Norway, with a maximum capacity of 40 MW (the “Data Centre”). Pursuant to a hosting and maintenance services agreement dated 16 September 2022 (as amended) as well as other related agreements, a full list of which are attached to this Agreement as Appendix 1 (collectively, the “Original Agreements”), the Lessee (directly or through Affiliates) has deployed mining equipment with an initial installed capacity of 14 MW in the Data Centre, and is in the process of deploying equipment with an additional 1 MW of installed capacity (the “Equipment”). Pursuant to the Original Agreements, the Data Centre hosts mining containers for a total of 15MW, all of which are owned by the Lessee or its Affiliates.

(ii)	In addition to the Equipment, the Landlord hosts 2 MW of Arcane Green Data Services’(“Arcane”) servers pursuant to a hosting agreement dated 10 June 2022 (the “Assigned Agreement”).

(iii)	By entering into this Agreement, the Lessee will assume such rights, contracts and/or assets to (i) acquire power access rights and secure connection to 17 MW of the Data Centre power allocation, (ii) continue to own and directly operate the Equipment in a separate area of the Data Centre site, (iii) a 15-year lease for a 17 MW plot in the Data Centre site, (iv) continue to benefit from the 8 MW power purchasing agreement contracted by the Landlord with Fortum Strøm, and (v) replace the relevant party in the Assigned Agreement as the “Host”, and for the foregoing purposes will have control over a corresponding area of the Data Centre site.

(iv)	On the date of this Agreement, the Parties also enter into the Lease Agreement and the Grid Connection and Power Supply Agreement (both as defined below), attached hereto in Appendix 2v and Appendix 2r, respectively, which will become effective as from the Closing.

2.	definitions

When used in this Agreement, the following terms shall have the following meanings:

(a)	Affiliate means, with respect to any Person, from time to time, any other Person directly or indirectly controlling, controlled by or being under common control with, that first-mentioned Person, where “control” means (i) direct or indirect ownership of more than 50% of the equity securities or votes of such Person, (ii) the right to appoint or remove more than 50% of the members of the board of directors (or similar governing body) of such Person or (iii) the right to manage, on a discretionary basis, such Person (and the terms controlling and controlled shall have correlating meanings);

(b)	Agreement means this agreement, including the appendices attached hereto;

(c)	Arcane has the meaning ascribed to such term in clause 1(ii) of this Agreement;

(d)	Assigned Agreement has the meaning ascribed to such term in clause 1(ii) of this Agreement;

(e)	Business means the business related to the assets and agreements subject to this Agreement;

(f)	Business Day means any day on which banks are open for business in Norway and the Cayman Islands;

(g)	Closing means the completion of the deliverables pursuant to this Agreement by the performance by the Parties of their respective obligations under clause 7 (Closing);

(h)	Closing Date means the date when Closing takes place;

(i)	Confidential Information has the meaning ascribed to such term in clause 14 (Confidentiality);

(j)	Consideration has the meaning ascribed to such term in clause 4 (Consideration);

(k)	COWA Infrastructure means the assets detailed in Appendix 2k);

(l)	Data Centre has the meaning ascribed to such term in clause 1(i) of this Agreement;

(m)	Disclosed means fairly disclosed in writing, with sufficient details to identify the nature and scope of the matter disclosed by or on behalf of the Landlord to the Lessee prior to the signing of this Agreement during the negotiation and due diligence process. Oral disclosures, or information merely available or accessible but not specifically presented to the Lessee, shall not be considered as “Disclosed” under the terms of this Agreement.

(n)	Encumbrances means any mortgage, charge, pledge, lien, option or other encumbrance or restriction on the use of any asset;

(o)	Equipment has the meaning ascribed to such term in clause 1(i) of this Agreement;

(p)	Fundamental Warranties means the warranties set out in clauses 9.1 to and including 9.4 and 9.5a);

(q)	Governmental Body means any government or governmental authority of any nature, any multinational organisation or body, or any body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory or Tax authority or power of any nature;

(r)	Grid Connection and Power Supply Agreement means the agreement entered into between the Parties, as attached in Appendix 2r);

(s)	Landlord has the meaning ascribed to such term in the introductory part of this Agreement;

(t)	Landlord’s Bank Account means the bank account in the name of the Landlord to be notified by the Landlord to the Lessee no later than 3 Business Days prior to Closing;

(u)	Landlord’s Knowledge means the actual knowledge of Frank Aadnevik and Mohammed Bakhashwain;

(v)	Lease Agreement means the lease agreement entered into between the Parties, as attached in Appendix 2v);

(w)	Lessee has the meaning ascribed to such term in the introductory part of this Agreement;

(x)	Loss has the meaning ascribed to such term in clause 9.1;

(y)	Organisational Documents means the articles of association, the certificate of incorporation or any similar constitutional documents of a company;

(z)	Original Agreements has the meaning ascribed to such term in clause 1(i) of this Agreement;

(aa)	Original Lease Agreement has the meaning ascribed to such term in Appendix 1 to this Agreement;

(bb)	Parties means the Landlord and the Lessee taken together and a “Party” is any one of them;

(cc)	Person means any natural or legal person of any kind, including without limitation any joint venture, partnership and co-ownership;

(dd)	Surviving Obligations has the meaning ascribed to such term in clause 13.2a);

(ee)	Tax means any taxes and duties, including without limitation income taxes, corporate taxes, capital gains taxes, payroll taxes, VAT, labour market and other social contribution taxes and/or duties, withholding taxes, real estate taxes, customs and excise duties and any other taxes and duties;

(ff)	Third Party Claim means any claim by a third party relating to the Business which is or may be subject to a claim for compensation pursuant to clause 11.11;

(gg)	USD means US dollars, the currency of the United States of America; and

(hh)	VAT Act means the Norwegian Value Added Tax Act of 19 Aune 2009 no. 58.

3.	THE TRANSACTION

3.1	Completion of the Agreement

Subject to clause 6 and the terms and conditions set out in this Agreement, the Parties agree to take such actions as set out herein on the Closing Date.

3.2	Transfer of the Assigned Agreement

(a)	To the extent necessary consents have been obtained from the Landlord’s contracting parties under the Assigned Agreement, the Landlord’s rights and obligations under the Assigned Agreement shall, with effect from Closing, be assigned to the Lessee.

(b)	The Landlord shall obtain any consent of any third party required for the assignment of the Assigned Agreement to the Lessee (provided that this shall not include the payment of any money by the Landlord or the consent to any material amendment to the terms and conditions of the Assigned Agreement) and the Lessee shall provide its reasonable assistance in this respect.

4.	Consideration

(a)	In consideration for the transfer of the Business, i.e. in particular the termination and restructuring of the Original Agreements and inducement for the Parties to enter into the 15 year lease agreement, the Lessee shall make the following payments:

(i)	pay a cash amount of USD 1,000,000 to the Landlord’s Bank Account on the date of this Agreement;

(ii)	pay a cash amount of USD 3,500,000 to the Landlord’s Bank Account at the Closing Date;

(iii)	pay a cash amount of USD 3,500,000 (together with the cash amounts in (i) and (ii), the “Consideration”) to the Landlord’s Bank Account on 31 May 2024; and

(iv)	assume the recurring payment obligations as stipulated in the Lease Agreement and the Grid Connection and Power Supply Agreement (collectively referred to as the “Ongoing Payment Obligations”).

(b)	It is hereby agreed that the aggregate of the Consideration and the assumption of the Ongoing Payment Obligations constitutes the complete and exclusive financial consideration for all rights, titles, and interests acquired by the Lessee under the terms of this Agreement and the transactions contemplated hereby.

(c)	The USD 1,000,000 paid at the date of this Agreement shall be considered a non-refundable pre-payment at the Lessee’s risk if the Closing does not occur and this is due to a failure of the Lessee to take any action required to be taken by it to fulfil the conditions precedent to Closing. If the Lessee fails to pay the USD 3,500,000 payable on 31 May 2024, the Grid Connection and Power Supply Agreement will be adjusted in accordance with the terms set out therein.

(d)	Each of the Parties is liable for its own Tax and VAT which payable as a result of the transactions contemplated under this Agreement and no additional payments shall be made by any Party to the other as a result of any Tax or VAT payable by the other Party.

5.	CUT-OFF DATE

The Landlord is entitled to all revenues and liable for all costs pertaining to the Business up until the Closing, including liabilities arising after the Closing if arising as a result of events prior to the Closing Date, while the Lessee is entitled to all revenues and liable for all costs pertaining to the Business after the Closing.

6.	CONDITIONS PRECEDENT TO CLOSING

6.1	The Lessee’s Conditions to Closing

The Lessee’s obligation to acquire the rights and obligations relating to the Business and take the other actions required to be taken by it at Closing is subject to the satisfaction of each of the following conditions (any of which may be waived by the Lessee in whole or in part) on or before the Closing Date:

6.1.1	Deployment of the Equipment

The Equipment shall be fully (i.e. a total of 15 MVW) deployed, connected to power, energized in the Data Centre, and connected to the Lessee’s pools, with all relevant agreements, letters, notifications or other documents in connection with the deployment (as maybe necessary) to be signed in the form reasonably acceptable to the Lessee.

6.1.2	Access to Data Center

Representatives of the Lessee (or its Affiliates) shall be granted access to the Data Centre for at least twenty-four (24) hours to perform technical checks on the Data Centre, including without limitation, mining equipment and electrical infrastructure, and the results of such check shall be to the reasonable satisfaction of the Lessee.

6.1.3	Third Party Consent to the Transfer of The Assigned Agreement

The Landlord shall obtain, and provide evidence of, all necessary notices, consents, and licenses required by third parties to effectuate the full and effective assignment of the Assigned Agreement to the Lessee.

6.1.4	Truth of Warranties

The warranties of the Landlord set forth in clause 9 (Warranties of the Landlord) shall be true and correct in all respects material to the transactions contemplated by this Agreement on the Closing Date.

6.1.5	Performance of Agreement

The Landlord shall in all respects material to the transactions contemplated by this Agreement have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Landlord on or before the Closing Date including making all the closing deliveries set out in clause 7.2.

6.2	The Landlord’s Conditions to Closing

The Landlord’s obligation to transfer the rights and obligations relating to the Business and take the other actions required to be taken by it at Closing is subject to the satisfaction of each of the following conditions (any of which may be waived by the Landlord in whole or in part) on or before the Closing Date:

6.2.1	Deployment of the Equipment

The Equipment shall be fully (i.e. a total of 15 MVW) deployed, connected to power, energized in the Data Centre, and connected to the Lesse’s pools, with all relevant agreements, letters, notifications or other documents in connection with the deployment (as may be necessary) to be signed in the form reasonably acceptable to the Landlord.

6.2.2	Truth of Warranties

The warranties of the Lessee contained in clause 10 (Warranties of the Lessee) shall be true and correct in all respects material to the transactions contemplated by this Agreement on the Closing Date.

6.2.3	Performance of Agreement

The Lessee shall in all respects material to the transactions contemplated by this Agreement have performed or complied with all of its obligations pursuant to this Agreement to be performed or complied with by the Lessee on or before the Closing Date, including making all the closing deliveries set out in clause 7.3.

6.3	Termination of Original Agreements

Upon completion of the Closing, the Original Agreements shall automatically terminate. The termination requires no additional notice and entails no obligation for compensation from any Party or their Affiliates. Further, all legal entitlements, rights, or claims under the Original Agreements shall simultaneously cease to exist, with no compensation. Consequently, any options, rights, or entitlements the Landlord possesses in relation to the COWA Infrastructure under the Original Lease Agreement will also cease to exist, with no compensation due, and full rights of ownership and use will remain vested with the Lessee. Until Closing, the Landlord and its Affiliates shall continue to provide all necessary maintenance service in connection with the area leased under the Original Lease Agreement.

6.4	The Landlord’s Outstanding Debt

Notwithstanding clause 6.3, the Landlord shall, with effect from Closing, have a payment obligation to Lessee or its Affiliates as envisioned under the Original Lease Agreement for downpayment of transformers 6 x 3,2 MW with kiosk and 15 x BitBox containers, in the form of monthly payments of USD 27,777.80 (excl. VAT) for a period of thirty-six (36) months, i.e. a total of USD 1,000,000 (excl. VAT), starting from 30 April 2024 with final payment due by no later than 30 April 2027.

7.	CLOSING

7.1	Time and Place

(a)	Closing shall take place electronically at 09:00 hours Oslo time on 30 April 2023 or, if the conditions set forth in clause 6 (Conditions Precedent to Closing) above have not been satisfied or waived (other than conditions to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions at such time) at that time, within five (5) Business Days after satisfaction or waiver of the last of the conditions set forth in clause 6, or such other day as the Parties may jointly agree. If the conditions set forth in clause 6 are fulfilled on 30 April 2023, with the exception that the Lessee fails to make the payment set out in clause 7.3 a), the Landlord has the right to terminate the Agreement instead of extending the Closing Date as set out above, in which case the USD 1,000,000 payment made by the Lessee will be non-refundable.

(b)	All measures taken in connection with the Closing, as described in clauses 7.2 (The Landlord’s Closing Obligations) and 7.3 (The Lessee’s Closing Obligations), shall be considered to have occurred simultaneously as part of a single transaction and no delivery will be considered to have been made until all such measures have been completed.

7.2	The Landlord’s Closing Obligations

At Closing, the Landlord shall:

(a)	deliver to the Lessee the Assigned Agreement duly assigned from the Landlord to the Lessee, and all requisite notices, consents and licences from third-party therefore which have been obtained before the Closing (if any) with a confirmation from all contractual parties that there are no defaults or overdue liabilities;

(b)	deliver to the Lessee a certified copy of the resolution, in agreed form, of the resolutions adopted by the board of directors, and if applicable the shareholders, of the Landlord authorising the transactions contemplated by this Agreement; and

(c)	deliver all other documents, instruments or evidences of satisfaction of conditions precedent pursuant to clause 6.1 (The Lessee’s Conditions to Closing) required to be delivered by the Landlord, in form and substance reasonably satisfactory to the Lessee.

7.3	The Lessee’s Closing Obligations

At Closing, the Lessee shall, subject to compliance by the Landlord with clause 7.2:

(a)	pay the USD 3,500,000 of the Consideration to the Landlord by wire transfer of immediately available funds to the Landlord’s Bank Account;

(b)	accept the assignment of the Assigned Agreement and all rights and obligations thereunder from effect of Closing; and

(c)	deliver all other documents, instruments or evidences of satisfaction of conditions precedent pursuant to clause 7.2 (The Landlord’s Conditions to closing) required to be delivered by the Lessee, in form and substance reasonably satisfactory to the Landlord.

7.4	Post-Closing Obligations

The Landlord shall promptly notify the Lessee of any claims, demands, actions, complaints and proceedings against the Landlord brought by any third party relating to the assets and agreements subject to this Agreement. The Landlord shall not, without the Lessee’s prior written consent, take any other steps in relation to such claims which might reasonably be expected to damage the commercial interests of the Lessee.

8.	OTHER AGREEMENTS

8.1	Conduct of Business between Signing and Closing

From the date of this Agreement and until the Closing Date, except as permitted under this Agreement or approved in writing by the Lessee (such approval not to be unreasonably withheld), the Landlord shall:

(a)	conduct the Business diligently in the ordinary course and not discontinue or cease to operate any part of the Business;

(b)	refrain from (i) selling, transferring or otherwise disposing of any parts of the Business and (ii) creating, or agreeing to create, any Encumbrances over the Business;

(c)	refrain from making or accepting any changes to, or terminating, the Assigned Agreement;

(d)	refrain from incurring any liabilities relating to the Business other than in the ordinary course of business.

To the extent permitted by law, the Landlord will immediately disclose to the Lessee in writing any matter of which it becomes aware between the date of the Agreement and Closing has or is likely to have an adverse impact on the Business as presently conducted, or on the financial or trading condition or prospects of the Business, including any claims, actual or threatened.

8.2	Undertaking to Consult and Cooperate

To the extent permitted by law, the Landlord and the Lessee shall consult and cooperate in good faith in respect of any matter requiring the other’s assistance under this Agreement and the Landlord shall procure that the Lessee shall be given upon reasonable request access to such information as the Lessee may reasonably require regarding the Business.

8.3	Undertaking to Contribute

The Parties shall use all commercially reasonable efforts to cause the conditions precedent to Closing stated in clause 6 (Conditions Precedent to Closing) to be satisfied as promptly as practicable.

8.4	Notices, Filings etc.

(a)	The Lessee shall as soon as reasonably practicable after the signing of this Agreement apply for the necessary clearances from any competent authority in respect of the transactions contemplated by this Agreement.

(b)	The Lessee shall provide the relevant authorities with any additional information they may request in connection with such application.

(c)	The Lessee shall promptly inform the Landlord of, and copy the Landlord on, any material correspondence with the authorities, keep the Landlord informed about other material interactions with such authorities and discuss with the Landlord any objections raised by the authorities.

(d)	The Lessee shall bear all the costs associated with said applications and dealings with the relevant authorities.

(e)	The Landlord shall to the extent necessary and requested by the Lessee provide the Lessee with necessary information, assistance and support in connection with said applications.

9.	WARRANTIES OF THE LANDLORD

The Landlord hereby warrants to the Lessee as of the date of this Agreement and as at the Closing Date as follows:

9.1	Organisation

The Landlord is a private limited company duly organised and validly existing under the laws of Norway and has all requisite power and authority to own its assets and to conduct its business in the manner in which it is presently being conducted.

9.2	Power and Authority

(a)	The Landlord has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations as set forth herein.

(b)	This Agreement has been duly authorised, executed and delivered by the Landlord and, assuming the due authorisation, execution and delivery by the Lessee, constitutes legal, valid and binding obligations of the Landlord enforceable against the Landlord in accordance with its terms.

9.3	No Conflict

Neither the execution and delivery of this Agreement nor the consummation of any of the transactions contemplated hereby conflict with or violate (i) any provision of the Organisational Documents of the Landlord, or (ii) any order or judgment of any court or Governmental Body by which the Landlord is bound.

9.4	Consents and Approvals

To the Landlord’s Knowledge, no filing or registration with, no notice to and no permit, authorisation, consent or approval from, any Governmental Body is necessary for the execution and delivery by the Landlord of this Agreement and the consummation and performance of the transactions contemplated by this Agreement.

9.5	The Business

(a)	The Landlord has full ownership or rights of use, as the case may be, of the Business, in each case free and clear of all Encumbrances.

(b)	To the best of the Landlord’s Knowledge, the rights and obligations regulated pursuant to this Agreement comprise all the assets used in the Business and comprise all the rights and assets that are necessary for the continuation of the Business in the manner as it is presently conducted, and no such rights are shared with any other person.

(c)	The Business is not the subject of any claim, dispute or proceeding, whether actual, pending or threatened.

(d)	No capital goods (in Norwegian: “kapitalvarer”) as defined in section 9.1 of the VAT Act are being transferred as part of this Agreement.

9.6	The Assigned Agreement

(a)	The Assigned Agreement is legally binding, valid and enforceable in accordance with their terms.

(b)	The Assigned Agreement has not been terminated, nor has the Landlord received any notice of termination, modification or renegotiation in respect of the Assigned Agreement. No party has, to the best of the Landlord’s Knowledge, the intention to terminate the Assigned Agreement.

(c)	There is no breach by the Landlord of any of the Assigned Agreement and there is, to the best of the Landlord’s Knowledge, no circumstances giving rise to any such breach.

(d)	The Assigned Agreement is not the subject of any claim, dispute or proceeding, whether actual, pending or threatened.

9.7	Disclosed Information

The information which has been Disclosed is in all material respects true and correct and, to the Landlord’s Knowledge, no material information concerning the Business has been omitted from the information which has been Disclosed.

9.8	No Other Warranties

The Lessee hereby acknowledges that it is not relying on any warranties other than the warranties of the Landlord specifically contained in this Agreement.

10.	WARRANTIES OF THE LESSEE

The Lessee hereby warrants to the Landlord as follows as of the date of this Agreement and as of the Closing Date:

10.1	Organisation

The Lessee is a private limited company duly organised and validly existing under the laws of Norway and has all requisite power and authority to own its assets and to conduct its business in the manner in which it is presently being conducted.

10.2	Power and Authority

The Lessee has the requisite corporate power and authority to sign and deliver this Agreement and to perform its obligations hereunder. This Agreement has been duly authorised, executed and delivered by the Lessee and, assuming the due authorisation, execution and delivery by the Landlord, constitutes the legal, valid and binding obligations of the Lessee enforceable against the Lessee in accordance with its terms.

10.3	No Conflict

Neither the entering into of this Agreement nor the consummation or performance of the transactions contemplated hereby will result in a violation of (i) any provisions of the Organisational Documents of the Lessee, or (ii) any order or judgment of any court or Governmental Body by which the Lessee is bound.

10.4	Financing

The Lessee will have sufficient funds available to satisfy the obligation to pay the Consideration in full when payable and to cover the expenses incurred by the Lessee in connection with the transactions contemplated by this Agreement.

10.5	Consents and Approvals

Except as set forth in clause 9.4, no filing or registration with, no notice to and no permit, authorisation, consent or approval from, any Governmental Body is necessary for the execution and delivery by the Lessee of this Agreement and the consummation and performance of the transactions contemplated by this Agreement.

10.6	No Other Warranties

The Lessee hereby acknowledges that it is not relying on any warranties other than the warranties of the Lessee specifically contained in this Agreement.

11.	COMPENSATION

11.1	General

(a)	The Landlord shall be liable to compensate the Lessee from and against any reasonably foreseeable loss, liability, damage, cost and expense (each a “Loss”) which the Lessee may suffer due to any breach by the Landlord of its warranties, covenants or other obligations contained in this Agreement. The Landlord shall not be liable for any indirect or consequential loss.

(b)	The right to compensation pursuant to this clause 11 shall be the Lessee’s sole remedy with respect to matters in any way relating to a breach by the Landlord of its warranties pursuant to this Agreement and shall exclude any other remedies which may be available to the Lessee pursuant to law, including, without limitation, the Norwegian Sale of Goods Act of 13 May 1988 no. 27 and general principles of Norwegian contract law.

11.2	Matters Disclosed

(a)	The Lessee’s right to compensation for breach of warranties shall not extend to matters which were Disclosed.

11.3	Financial Limits

The Lessee’s right to compensation for breach of the warranties under this Agreement shall not be payable with respect to any single Loss which does not exceed USD 40,000.

11.4	Time Limits

No compensation for breach of Landlord’s warranties shall be payable with respect to any claim unless the Lessee notifies the Landlord in writing, together with a reasonable specification of the basis for the claim:

(a)	within 60 Business Days from the date the Lessee became aware that a claim could be brought; and

(b)	in any event no later than the date falling twenty-four (24) months after the Closing Date.

11.5	Right to Remedy

If a breach of any of the Landlord’s warranties or obligations under this Agreement is capable of being remedied, the Lessee shall not be entitled to compensation unless written notice is given to the Landlord in accordance with clause 11.4 (Time Limits) and the breach is not remedied within 15 Business Days of the date of the notice. Notwithstanding the foregoing, the Landlord shall not have any obligation to remedy any breach of its warranties under this Agreement other than through payment of compensation pursuant to this clause 11.

11.6	Related Benefits

Any Loss for which the Lessee claims compensation shall be calculated net of any related savings (including Tax savings) which the Lessee is entitled to.

11.7	Contingent Liabilities

For the purposes of this Agreement, a liability which is contingent shall not constitute a Loss and no liability shall arise in respect thereof unless and until such contingent liability becomes an actual liability and is due and payable (provided, however, that this shall not limit the Lessee’s obligation to notify such claim in accordance with clause 11.4 (Time Limits)).

11.8	Changes in Law etc.

No liability shall arise if and to the extent any claim occurs as a result of any change in law (including without limitation any Tax law) or practice of any Governmental Body (including without limitation any Tax authority) occurring after the Closing Date, whether or not the change takes effect retrospectively.

11.9	Covered Losses

No compensation shall be payable for any Loss to the extent:

(a)	the Loss is recoverable under any insurance for the benefit of the Lessee which is in force; or

(b)	the Lessee has recovered compensation from any Person other than the Landlord, whether under applicable law, any contract or otherwise, provided that the Lessee shall use its reasonable efforts to recover compensation from any Person other than the Landlord if such

(c)	compensation is available and equivalent in cost and chances of successful recovery by the Lessee.

11.10	Acts of the Lessee; Mitigation

Any compensation payable by the Landlord for any Loss of the Lessee shall be discounted proportionately to the extent the Loss would not have arisen but for an act, omission or transaction carried out by the Lessee or the omission of the Lessee to mitigate the Loss in accordance with applicable law.

The Lessee shall not deliberately initiate any inquiry and/or investigation by any Governmental Body, provided that, for the avoidance of doubt, nothing in this clause shall prevent or otherwise restrict the Lessee or any of its Affiliates from responding to any request by, or co-operating with, any Governmental Body.

11.11	Compensation Procedure with Respect to Third Party Claims

11.11.1	Notice of Third Party Claim

If the Lessee receives notice of, or become aware of, any Third Party Claim, the Lessee shall give the Landlord prompt written notice of such Third Party Claim.

11.11.2	Right to Participate

(a)	The Landlord shall in its sole discretion and at its own reasonable cost and expense have the right to assume and control the defence (and any possible settlement) of the Third Party Claim, using professional advisers of its own choice, unless the Lessee reasonably considers that the assumption by the Lessee of the control of the defense of the Third Party Claim will have an adverse effect on the commercial interests or reputation of the Lessee or the Business.

(b)	Any settlement will require the approval by the Lessee (such approval not to be unreasonably withheld).

(c)	If the Landlord decides to assume control over the defence as set out in a) above, the Landlord shall automatically assume responsibility for the potential liability which may result from the Third Party Claim and shall indemnify the Lessee in respect of all such liability.

11.11.3	Cooperation

In order to enable the Landlord to defend any Third Party Claim or to decide what steps or proceedings to be taken in order to do so, each Party shall give the other and its representatives reasonable access to the personnel, and to any items, accounts, documents and records which are relevant to such Third Party Claim, and which are within the power, possession or control of the other Party.

11.12	Exclusions

Nothing in this clause 11 applies to exclude or limit the liability of the Landlord to the extent that a claim arises as a result of fraud, gross negligence or willful misconduct or in the case of breach of any of the Fundamental Warranties.

12.	INDEMNITY

12.1	Lessee Indemnity

The Lessee agrees to indemnify, defend and hold harmless, the Landlord and its Affiliates from and against and pay or reimburse them for all Losses, whether or not arising from third party claims, suffered based upon, arising out of or otherwise in respect of (without any limitations set out elsewhere in this Agreement) any obligations or liabilities relating to the Business incurred on or after the Closing Date.

12.2	Landlord Indemnity

The Landlord agrees to indemnify, defend and hold harmless, the Lessee and its Affiliates from and against and pay or reimburse them for all Losses, whether or not arising from third party claims, suffered based upon, arising out of or otherwise in respect of (without any limitations set out elsewhere in this Agreement) any obligations or liabilities other than the Business for the period prior to the Closing Date.

12.3	Wrong Pocket Assets or Liabilities

(i)	Each Party agrees that after Closing it will promptly transfer and deliver to the other Party, from time to time, any payments, cash or other rights or assets held or received by it that properly belongs to the other Party.

(ii)	If, following Closing, the Landlord is held liable for any of the rights and obligations or liabilities relating to the Business in any period following Closing and which properly should be the obligations or liabilities of the Lessee, the Landlord shall promptly inform the Lessee of that fact and the Lessee shall assume the responsibility for the conduct, handling and fulfilment of any such obligations or liabilities, if required in the name of the Landlord, and indemnify and hold the Landlord harmless against any expenses and Losses resulting from such obligations or liabilities.

(iii)	If, following Closing, the Lessee is held liable for any of the rights and obligations or liabilities relating to the Business in any pre-Closing period, the Lessee shall promptly inform the Landlord of that fact and the Landlord shall assume the responsibility for the conduct, handling and fulfilment of any such obligations or liabilities, if required in the name of the Lessee, and indemnify and hold the Lessee harmless against any expenses and Losses resulting from such obligations or liabilities.

13.	TERMINATION

13.1	Termination

This Agreement may be terminated, and the transactions contemplated by this Agreement may be abandoned, at any time prior to the Closing Date by mutual written consent of the Parties.

13.2	Rights on Termination

If this Agreement is terminated pursuant to clause 13.1 (Termination), all further obligations of the Parties pursuant to this Agreement shall terminate without further liability of a Party to the other, provided, however, that

(a)	the obligations of the Parties contained in clauses 14 (Confidentiality), 16.4 (Costs and Expenses), 16.6 (Notices), 16.10 (Governing Law) and 16.11 (Dispute Resolution) shall survive such termination (collectively the Surviving Obligations); and

(b)	if this Agreement is terminated by a Party because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies shall survive such termination unimpaired.

14.	CONFIDENTIALITY

(a)	Except as set forth in clause 16.5 (Public Announcement), each Party agrees that the existence and content of this Agreement as well as any and all other information being delivered or disclosed (whether orally or in writing) by the other Party in connection herewith (Confidential Information) shall be deemed confidential, unless specifically designated by the Party disclosing such information at the time of disclosure to be non-confidential.

(b)	A Party receiving Confidential Information shall treat, and shall also cause its officers, directors, employees, advisers and auditors to treat, such Confidential Information as strictly confidential and shall not divulge or disclose (directly or indirectly) such Confidential Information to any other Person (other than to its or its Affiliates’ officers, directors, employees, advisers, providers of finance and auditors who reasonably require access to such Confidential Information), except when (i) such disclosure is required by law, listing rules or by any order of any administrative or judicial authority which is final and subject to no appeal; (ii) such information has become public through no fault of the receiving Party; or (iii) such information has been obtained separately by the receiving Party from a third party that is not bound by any confidentiality obligation regarding such information.

(c)	None of the restrictions provided above with respect to Confidential Information shall deprive the right of the Lessee to disclose Confidential Information relating to the Business following the Closing Date.

15.	ADDITIONAL COVENANTS

15.1	Landlord’s Call Option and Right of Termination

During the period commencing on the Closing Date and continuing for twenty four (24) months thereafter, the Landlord shall be entitled to exercise an option (the “Call Option”), whereby, upon payment of USD 16,000,000 to the Lessee or an Affiliate of the Lessee, the Landlord will be transferred the title to the COWA Infrastructure, free from any Encumbrances, from the Lessee or an Affiliate of the Lessee. Upon exercise of the Call Option, all outstanding amounts pursuant to clause 6.4, shall be come due and payable on the same date as payment of the USD 16,000,000.

Such payment and transfer of title will result in the automatic termination of the Lease Agreement and the Grid Connection and Power Supply Agreement, with no requirement for additional notice or compensation.

The exercise of this Call Option is conditional upon the Landlord orderly uninstalling and returning the Equipment to the Lessee or an Affiliate at a time, place and under such other conditions reasonably decided by the Lessee, at the Landlord’s expense. Upon the exercise of the Call Option, except for the Surviving Obligations and the obligation of the Landlord to settle any Outstanding Debt, if any, all other terms of this Agreement shall terminate.

15.2	Further assurances

Both Parties hereby agree to jointly and diligently employ their best efforts to secure all necessary approvals, consents, and authorizations from any relevant parties required for the completion of the transactions contemplated under this Agreement, and each Party commits to using commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all requisite documents, and to undertake or facilitate all actions that are reasonably necessary or appropriate to effectuate the provisions of this Agreement, ensuring that all such actions and documentations comply with applicable law, including the execution and delivery of instruments of conveyance, transfer, and assignment, and other necessary actions to effectively transfer to the Lessee the assets, rights, and obligations stipulated under this Agreement.

16.	MISCELLANEOUS

16.1	Assignment

No Party may assign any of its rights or obligations under this Agreement without the prior written consent of the other Party.

16.2	No Right of Rescission, Termination or Reversal after Closing

None of the Parties may after the Closing Date rescind, terminate or otherwise require the reversal of any transactions contemplated by this Agreement.

16.3	Sole Remedies

The remedies provided for in this Agreement shall be the sole and exclusive remedies of the Lessee, and shall exclude any other claim for damages, reduction of the consideration, termination of contract or other remedies against the Landlord that would otherwise be available by law, provided however that the Lessee shall be entitled to injunctive relief and specific performance.

16.4	Costs and Expenses

The Parties shall (for the avoidance of doubt with the exception of the Assumed Liabilities) cover their respective costs and expenses in connection with this Agreement and the completion of the transactions contemplated hereby, including professional fees and costs of legal and financial advisers, accountants and other advisers.

16.5	Public Announcement

The initial press release(s) disclosing this Agreement and the transactions contemplated hereby shall require the written approval of both the Lessee and the Landlord. The Parties will, to the extent practicable, consult with each other regarding any subsequent public announcement or similar publicity with respect to this Agreement or the transactions contemplated hereby.

16.6	Notices

Any notice required to be given under this Agreement by any Party shall be in writing and shall be deemed to have been given if mailed by prepaid registered mail, sent by email or delivered to the address of the other Party set forth below:

If to the Landlord:	Exanorth AS
frank.aadnevik@bitzero.com and mohammed@bitzero.com

If to the Lessee:	Sowrer AS
mdm@cowa.io and legal@cowa.io

16.7	Counterparts

This Agreement may be executed in counterparts and shall be effective when each Party has executed a counterpart.

16.8	Severability

If any of the provisions of this Agreement is found by any competent authority to be void or unenforceable, it shall be deemed to be deleted from this Agreement and the remaining provisions of this Agreement shall remain in force and effect. Notwithstanding the foregoing, the Parties shall negotiate in good faith in order to agree the terms of a mutually satisfactory provision to be substituted for the provision so found to be void or unenforceable.

16.9	Entire Agreement

The Agreement and its appendices constitute the entire agreement between the Parties on all issues to which the Agreement relates. The contents of this Agreement and its appendices supersede all previous written or oral commitments and undertakings.

16.10	Governing Law

This Agreement and all other issues to which the Agreement relates shall be governed by and construed in all respects by the laws of Norway.

16.11	Dispute Resolution

(a)	Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity hereof, shall be finally settled by arbitration in Oslo in accordance with the Norwegian Arbitration Act of 14 May 2004 no. 25. The arbitration panel shall consist of three arbitrators, unless otherwise agreed between the Parties. The Landlord shall appoint one arbitrator and the Lessee shall appoint one arbitrator. Such appointed arbitrators shall appoint the chairman of the arbitration panel, who shall be a respected business lawyer. In the event either the Landlord or the Lessee has failed to appoint an arbitrator within fourteen days after a Party in writing has requested arbitration, or the arbitrators appointed by the Parties have failed to appoint the chairman within 30 days after the last arbitrator appointed by a Party was appointed, the relevant arbitrator shall be appointed by the Chief Justice of the Oslo District Court.

(b)	Unless otherwise agreed between the Parties, the language of the arbitration shall be English.

(c)	The Parties agree that any arbitration and arbitral awards shall be confidential and undertake to enter into a separate confidentiality agreement to that effect if and when a dispute arises.

* * *

SIGNATURE PAGE

LEASE TRANSFER AND GOVERNANCE AGREEMENT:

Sowrer AS

Name: Michele Di Minno	Name:
Title: Board Director	Title:

Exanorth AS

Name: Mohammed Salah S Bakhashwain	Name:
Title: Chairperson	Title:

Appendix 1 - The Original Agreements

(a)	Hosting and Maintenance Services Agreement between Exanorth AS and Sowrer AS dated 16 September 2022, as amended by Amendment Agreement dated 14 March 2023;

(b)	Lease Agreement between Exanorth AS and Sowrer AS dated 16 September 2022, as amended by Amendment Agreement dated 14 March 2023 (the “Original Lease Agreement”);

(c)	Management Agreement between Bitzero Inc. and G75 Capital dated 16 September 2022, as amended by Amendment Agreement dated 14 March 2023; and

(d)	Option Agreement between Exanorth AS and Sowrer AS dated 16 September 2022, as amended by Amendment Agreement dated 14 March 2023.

Appendix 2k) - COWA Infrastructure

	Item Description	Comments and model	Amount
High Voltage	Transformer	3,2MVA 22/0,4kV	6
	Transformer, housing	More Maxi + Foundations	6
Containers	Container	Goldingen containers, 312 Miners capacity, CCTV, access control and fire alarms	15

Appendix 2r) -Grid Connection and Power Supply Agreement

Appendix 2v) -Lease Agreement

GRID CONNECTION, MAINTENANCE AND POWER SUPPLY AGREEMENT

between

Exanorth AS

and

Sowrer AS

This agreement (the “Agreement”) is entered into 13 April 2024 between:

Exanorth AS, org no 921 677 421 (“Supplier”); and

Sowrer AS, org no 927 234 475 (“Customer”),

each a “Party” and jointly the “Parties”.

1.	BACKGROUND AND PURPOSE

Exanorth has established a hosting site in Tunnsjodalsveien 178, 7892 Trones, Norway, with access to a maximum power capacity of 40 MW (the “Data Centre”). The Data Centre is connected to the power grid with the 40 MW of capacity pursuant to a grid connection agreement with the local grid operator Tensio.

This Agreement is entered as part of a lease transfer and governance agreement entered into between the Parties dated 13 April 2024 (the “LTGA”), following which the Parties have agreed to establish a lease agreement (the “Lease Agreement”) for the Customer’s lease of a certain part of the Data Centre area (the “Leased Area”) from the Supplier for the establishment and operation of equipment owned by the Customer. As such, the Customer has deployed mining equipment with appurtenant containers (directly or through affiliates) with an initial installed capacity of 14 MW, and is in the process of deploying an additional 1 MW (the “Equipment”) in the Leased Area. As a result of the LTGA, the Customer will in addition to the Equipment, also host 2MW of Arcane Green Data Services’ (“Arcane”) servers at the Leased Area pursuant to a hosting agreement dated 10 June 2022 (the “Arcane Contract”).

This Agreement regarding grid connection and power supply is entered between the Supplier and the Customer pursuant to the LTGA, for the purpose of securing necessary grid connection/capacity, maintenance services and power supply for the Customer (directly or indirectly through its affiliates) to (i) operate the Equipment and (ii) fulfil its obligations under the Arcane Contract, both at the Leased Area. Specifically, this means that the Supplier undertakes to ensure that grid connection/capacity and power supply for 17 MW of the 40 MW allocated power capacity available at the Data Centre property is made available for the Customer at the Leased Area at all times (subject to the uptime agreed in this Agreement) during the lease period under the Lease Agreement, including such that the Customer shall continue to benefit from up to 8 MW under a fixed price power purchase agreement entered into by the Supplier with Fortum Strom and 9 MW under any other active power purchase agreement based on spot price. The Agreement enters into force and the Parties’ rights and obligations pursuant to the Agreements are effective as of closing of the LTGA.

2.	MAIN TERMS - PASS THROUGH OF GRID CAPACITY AND POWER SUPPLY

The Parties hereby acknowledge and agree that the Supplier shall deliver, and the Customer shall receive, grid connection/capacity and power supply of up until 17 MW at the Leased Area throughout the entire lease period under the Lease Agreement.

The Parties hereby acknowledge and agree that the Supplier’s delivery, and the Customer’s receipt, of grid capacity/connection and power at the Leased Area according to the foregoing, shall be governed by the terms and conditions set out in this Agreement, and further that the terms and conditions of the Supplier’s primary agreements for grid connection and power supply to the Data Centre property (the “Primary Agreements”), excluding the provisions regarding the Supplier’s payment obligations, shall be expressly incorporated into and made a part of this Agreement to the extent applicable, and the Supplier shall ensure that the terms and conditions of the Primary Agreements are reflected and maintained in this Agreement to the extent applicable. The Primary Agreements are attached hereto as Appendix 1 and Appendix 2 (the grid connection agreement with Tensio and the fixed price and spot price power purchase agreement(s) with Fortum Strom respectively). For the avoidance of doubt, the Primary Agreements also include any active power purchase agreement based on spot price entered by the Supplier for the purpose of power supply to the Data Centre.

Any rights, obligations, and liabilities arising for Sowrer AS as the Customer under this Agreement shall mirror those rights, obligations and liabilities arising for Exanorth as the customer in the Primary Agreements (save for the payments obligations which are exhaustively regulated in this Agreement), and any rights, obligations, and liabilities arising for Exanorth as the Supplier under this Agreement shall mirror those rights, obligations and liabilities arising for the supplier in the Primary Agreements (save for the provisions regarding consideration which are exhaustively regulated in the Agreement), save for the limitation that this Agreement is limited to 17 MW whereas the Primary Agreements covers a higher volume. For the avoidance of doubt, this means that the Supplier shall only be obliged to redistribute until 17 MW of the capacity and power of the Primary Agreements, and the Customer shall only be obliged to pay for the until 17 MW of the capacity and power delivered to the Leased Area. It is also emphasized that this Agreement does not entail supply of grid services and power as such, but merely a pass through/distribution of such services as purchased pursuant to the Primary Agreements by leasing out the Leased Area as powered land.

To the extent there are any contradictions or discrepancies between the terms of this Agreement and the terms of the Primary Agreements, the terms of this Agreement shall prevail.

Pursuant to the LTGA, the Customer is obliged to pay a consideration of USD 3,500,000 to the Supplier at 31 May 2024 (the “Remaining LTGA Consideration”). The Parties agree that if this amount is not paid in full by the Customer to the Supplier at 31 May 2024, then accordingly the Supplier shall be entitled to make a pro-rata reduction of the power capacity pursuant to this Agreement. For the avoidance of doubt, if the Customer does not pay any amount of the Remaining LTGA Consideration on or before 31 May 2024, this means that the Customer shall only be entitled to utilize, and the Supplier shall only be obliged to make available, 9,56 MW under this Agreement (assuming the initial capacity is 17 MW and that the Customer will have paid USD 4,500,000 of the consideration under the LTGA). If the Customer no later than 31 May 2024 pays parts of the Remaining LTGA Consideration, the available capacity shall be adjusted pro-rata accordingly. For example, if the Customer pays USD 1,000,000 of the Remaining LTGA Consideration on or before 31 May 2024, the Customer shall only be entitled to utilize, and the Supplier shall only be obliged to make available, 11,68 MW under this Agreement (assuming the initial capacity is 17 MW and that the Customer will have paid USD 5,500,000 of the consideration under the LTGA).

3.	GRID CONNECTION POINT

The point of connection to the Supplier’s grid is defined in Appendix 3 to this Agreement, which means that the point of connection is in the low voltage infrastructure.

Any changes related to the grid connection points becomes part of the Agreement by updating Appendix 3. Any new grid connection points become part of the Agreement by including subsequent versions of Appendix 3, identified as Appendix 3 a), 3 b), etc. Both changes to existing connection points and new connection points shall be in writing and signed by both Parties prior to incorporation in the Agreement.

It is emphasized that the high voltage equipment on the Supplier’s side of the point of connection at the time of this Agreement is operated by Tensio under Tensio’s area license. The Parties acknowledge that the Supplier has applied for, and may therefore obtain, a facility license for the Supplier’s own ownership and operation of the high voltage equipment. To the extent required due to regulatory requirements or orders, the Parties agree to conduct good faith negotiations and implement necessary amendments to this agreement, however such that the balance between the Parties shall always be maintained, cf. also clause 9 below.

4.	SPECIAL TERMS

4.1	General

The Parties agree that the provisions of clause 4 constitute the special terms of the Agreement (the “Special Terms”).

The requirements and the sections in this clause 4 are made in compliance with FOR-2004-11-30-1557, regulations on quality supply in the power system (No: leveringskvalitetsforskriften) § 1-3.

The Customer confirms to be aware of the consequences of the regulations set out in this chapter.

4.2	Quality of electricity supply

4.2.1	Applicable regulations

The quality of the electricity supply shall be in accordance with the requirements as set out in Appendix 4.

Each Party shall notify the other Party of any occurrences in its own installations that may influence the quality of electricity supply.

4.2.2	Power capacity

With the reservation as mentioned in clause 2 (last paragraph) above, the Customer is allowed to make use of up until 17 MW (the “Capacity”), as set out in Appendix 4.

The Parties agree that, save for in such events as set out in litra a) through c) below, the Customer shall have access to the Capacity 98% of the time (i.e. 98% “uptime”):

(a)	Force Majeure: unforeseeable circumstances or events beyond the control of the Supplier that may disrupt or prevent the fulfillment of contractual obligations to provide electricity. These events typically include but are not limited to; (i) natural disasters such as earthquakes, hurricanes, floods, tornadoes, or wildfires, (ii) Acts of God, including extreme weather conditions such as storms, lightning strikes, or exceptionally severe winter conditions, (iii) war, hostilities, invasion, acts of foreign enemies, terrorism, or civil disturbances, (iv) Governmental actions, including changes in regulations, laws, or orders affecting power generation, transmission, or distribution, (v) labor disputes, strikes, lockouts, or other industrial actions that directly impact power generation, transmission, or distribution, (vi) equipment failures or breakdowns beyond reasonable control, including those caused by manufacturer defects, unexpected technical issues, or supply chain disruptions, (vii) unforeseen accidents, explosions, fires, or other incidents at power generation facilities, substations, or transmission lines, (viii) epidemics, pandemics, or public health emergencies that disrupt operations or prevent personnel from fulfilling their duties, (ix) acts or omissions of third parties, suppliers, contractors, or service providers that directly affect the availability or delivery of electricity, and/or (x) any other events or circumstances that are unforeseeable, unavoidable, and beyond the reasonable control of the Supplier, which make it commercially impracticable or impossible to perform its obligations under the Agreement.

(b)	Planned Maintenance and/or Repair: maintenance and/or reparation activities duly notified to the Customer in writing with one week’s prior notice, and which does not last for more than 6 hours per day for each maintenance/reparation activity, and which does not exceed a total of 12 hours on aggregate per year (the “Maximum Maintenance Period”), or maintenance and/or reparation activities validly imposed and notified by Tensio under the Primary Agreement.

(c)	Participation in power flexibility markets subject to the Customer’s prior written consent.

In the event of a Force Majeure situation or a Planned Maintenance and/or Repair situation pursuant to litra a) and/or b) above, and to the extent allowed pursuant to the Primary Agreements, the Supplier is relieved from its contractual obligations during the relevant period, and the Customer is entitled to a corresponding extension of the Agreement period.

4.2.3	Mitigation measures

In case the quality of electricity supply in one or several points of connection does not comply with the agreed requirements, the Parties shall jointly evaluate appropriate mitigation and/or measures that should be implemented.

The Supplier shall cover the costs for necessary equipment to measure the quality of the electricity supply, if required in applicable laws and regulations and unless otherwise agreed.

4.2.4	Notice

The Supplier is obliged to notify the Customer of any planned supply interruptions or outages, including expected time and duration of the interruption/outage. Notifications shall, to the extent possible, be given in writing at least 24 hours before any planned interruptions or outages.

5.	GENERAL TERMS

Appendix 5 “Fornybar Norges anbefalte tilknytningsvilkgr for nringskunder” and Appendix 6 “Fornybar Norges anbefalte nettleievilkAr for nringskunder” will apply as general terms of the Agreement (the “General Terms”). In the event Fornybar Norge issues updated versions of the documents, Appendix 5 and Appendix 6 shall be replaced by the updated versions and made available for the Customer. If, and to the extent there is any inconsistency or discrepancy between the provisions of the Special Terms and the General Terms, the Special Terms shall take precedence.

6.	SERVICES

In addition to the Supplier’s obligation to maintain and deliver grid connection and power supply in accordance with this Agreement, the Supplier shall be obliged to ensure general maintenance of the Data Centre site and its electrical equipment, including the Leased Area and infrastructure established thereto, to ensure at least 98% uptime of the Customer’s Equipment at the Leased Area and equipment placed on the Leased Area as part of the Arcane Contract (the “Services”).

For the avoidance of doubt, the Customer is responsible to pay for any costs relating to spare parts or replacement machines, and to procure insurance for its own Equipment (including all the mining machines). Consideration and payment.

In consideration for the Supplier’s fulfilment of the Services, the Customer shall pay a fixed monthly fee of USD 22,000 (twenty-two thousand US dollars), inclusive of VAT, being understood that this consideration may be revised every year to take into account inflation capped at 3% annual increase. The fixed monthly fee pursuant to this clause 0 shall be paid upfront one month in advance. As an example, the fixed fee for June 2024 must be paid no later than 30 April 2024 and so on. To the extent the Supplier becomes entitled to make a pro-rata reduction of the power capacity pursuant to this Agreement due to the Remaining LGTA Consideration not being paid in full by the Customer at 31 May 2024, then the fixed monthly fee pursuant to this paragraph shall be adjusted proportionally.

In addition to the fixed monthly fee mentioned above, the Customer shall monthly pay any electricity charges and grid costs with relevant taxes the Supplier has incurred under the Primary Agreements on a pass through basis. The electricity charges and grid costs with relevant taxes shall be paid with a one month buffer upfront (based on the weighted average price of any fixed price power purchase agreement entered into by the Supplier + applicable grid tariffs and taxes). As an example, the electricity and grid payment for June 2024 must be paid no later than 30 April 2024 and so on. The Parties shall settle/reconciliate in arrears against the actual electricity and grid cost on a quarterly basis. The Parties shall make reasonable endeavors to put in place appropriate measures/security against unusual peaks in the spot electricity market.

Furthermore, the Customer shall reimburse to the Supplier an amount equal to any service fees (including taxes) charged by Tensio or any other supplier for operation and maintenance of high voltage equipment.

For the avoidance of doubt, if the Supplier obtains a license under the Energy Act to own and operate high voltage equipment, certain parts of the grid costs will be issued/tariffed by the Supplier, and the Customer has agreed that the relevant parts of the grid costs will be paid to the Supplier.

The Customer shall be obliged to pay to the Supplier the Customer’s proportionate share of such deposit as is required to be paid by the Supplier under any Primary Agreement at any given time.

The Customer is entitled to a share of the Supplier’s revenues from the Supplier’s participation in power flexibility markets as reflected in the Supplier’s annual accounts for relevant capacity made available of the 17 MW. The Supplier shall redistribute the Customer’s share of such revenues to the Customer on 1 June each year (provided that the Supplier’s annual statements have been revised).

7.	DURATION AND TERMINATION

This Agreement shall come into force upon signing by both Parties, and shall have the same duration as the Lease Agreement.

The Customer has the right to terminate either (i) the entire Agreement (regarding both power, grid connection and maintenance); or (ii) only the maintenance part of this Agreement, both with 60 days notice.

In the event of a termination in part, cf alternative (ii) above, the Parties shall renegotiate the consideration under clause 7 in good faith.

8.	CHANGES IN LAW

This Agreement, including the Special Terms and the General Terms, is made in compliance with the applicable laws and regulations.

Any changes in such laws, regulations, terms of licenses, system changes and/or decisions by public authorities that necessitate changes to this Agreement, entitles the Supplier to amend the terms accordingly. The Supplier shall give the Customer 14 days written notice of the changes.

In the event public authorities, due to prior inspection, issues an individual decision or states an order that changes the presumptions of the terms of this Agreement, each Party may claim renegotiation of the terms. The Customer shall have the right to stay connected until new terms are agreed upon.

In the event of changes in law, regulations, governmental policies or individual decisions and/or orders affecting the Agreement, each Party shall undertake commercially reasonable efforts to mitigate the impact of such changes. This includes promptly informing the other party and cooperating in good faith to explore potential solutions or adjustments to the Agreement terms, operations, or procedures to minimize disruption and ensure continued performance. Such efforts may include but are not limited to:

-	Conducting a thorough analysis of the legal changes and their implications on the contract.

-	Exploring alternative methods of compliance with the new legal requirements.

-	Negotiating amendments or revisions to the contract terms as necessary to reflect the changed legal landscape.

-	Implementing operational adjustments or improvements to maintain or enhance efficiency in power generation, transmission, or distribution.

-	Seeking legal advice or guidance from qualified professionals to ensure compliance and mitigate risks.

Both parties shall bear their respective costs incurred in mitigating the impact of changes in law, unless otherwise agreed upon in writing. Failure of either party to fulfill this undertaking shall not constitute a waiver of rights or remedies available under the Agreement or at law.

9.	LIABILITY

Each Party’s liability due to a default of its obligations pursuant to this Agreement is limited to three months’ electricity cost per default. Both parties shall use their best endeavors to remedy the situation within 45 days, unless such remedy is disproportionately challenging, as determined by the parties. The aforementioned limitation on liability shall not apply where the defaulting Party has displayed gross negligence or willful misconduct, and shall under no circumstance or in any sense be construed as a carve-out or limitation of the Customer’s step in rights pursuant to clause 11 below.

10.	DEFAULT

In addition to ordinary remedies for breach of contract, if the Supplier fails to either (i) provide the Capacity with 98% uptime calculated over two consecutive months (i.e. 60 consecutive days) or (ii) to provide the Capacity with at least 85% uptime calculated over a period of one month (i.e. 30 consecutive days), the Customer, at the Customer’s full discretion and subject to any limitation following from applicable regulatory framework, shall have a right to (a) step in and replace the Supplier in the Primary Agreements (including in the Supplier’s relationship with the regional grid company), (b) step in and replace the Supplier in any arrangement relating to the Supplier’s high voltage and low voltage equipment, and (c) acquire the high voltage equipment and low voltage equipment from the Supplier (both against paying a fair market value for the assets) and assume and replace the Supplier in all contracts and permits relating thereto. For the avoidance of doubt, to the extent the Customer’s exercise of its right pursuant to this clause 11 triggers a need for consent, approval or permit etc. from any public authority, the Supplier shall be obliged to assist the Customer and make all reasonable efforts on necessary for the Customer’s obtainment of such consent, approval or permit.

11.	CONFIDENTIALITY

All information exchanged or otherwise transferred between the Parties in relation to this Agreement shall be treated as confidential and shall not be disclosed to any third parties without the prior written consent of the other Party.

A Party may nevertheless make such information available to third parties provided that the information was already known to that Party at the time the information was received, or that the information is or becomes part of public domain other than through a fault of either of the Parties, or is rightfully received from a third party without an obligation of confidentiality or disclosure is necessary due to applicable laws and regulations.

Neither Party shall disclose the terms of this Agreement without the prior written consent of the other Party except:

(a)	to the extent required by applicable laws and regulations;

(b)	to an affiliated company;

(c)	to a potential investor after written notice to the other Party; and

(d)	to its accountants, auditors and legal advisors, subject to obligations of confidentiality at least as restrictive as set forth in this Agreement.

12.	COMMUNICATION

Any notices, requests, consents, determinations etc. to be given under or in connection with this Agreement shall be addressed as follows:

(a)	To the Supplier:

Exanorth AS

Att.: Frank A. Aadnevik

E-mail: frank.aadnevik@exanorth.com / post@exanorth.com

(b)	To the Customer:

Sowrer AS

Att.: Michele Di Minno

E-mail: mdm@cowa.ai

With a copy to: legal@cowa.ai

All communication between the Parties shall be in English. Documentation may be presented in Norwegian.

13.	ASSIGNMENT

Neither Party shall assign all or any part of its rights or obligations under the Agreement or any benefit or interest in or under the Agreement without the prior written consent of the other Party. Such consent shall not be unreasonably withheld. For the avoidance of doubt, a disposition (whether a transfer, sublease or change of control) that is allowed under the Lease Agreement shall be allowed (without the other party’s consent) also under this Agreement. To the extent the Parties’ respective rights of first refusal in the Lease Agreement are exercised, the exercising Party shall also have the right to acquire such rights and assets from the other Party related to grid and power as is required to operate the relevant Party’s business at the Data Centre.

14.	GOVERNING LAW AND DISPUTE RESOLUTION

This agreement is governed by Norwegian law. Norwegian choice of law provisions shall under no circumstance result in the choice of the laws of any other country as governing law.

Any dispute that may arise in relation to this agreement shall be resolved by legal proceedings before the ordinary courts of law, with Midt-Hglogaland district court as the exclusive venue. The group of courts having jurisdiction under the ordinary provisions on provisional measures is not limited by this clause.

A dispute regarding issues governed by regulations with its legal basis in LOV-1999-06-29-50, the Energy Act (No: energiloven) may be referred to the Norwegian water resources and energy directorate (NVE) for evaluation.

* * *

This Agreement may be signed in counterparties.

Exanorth AS	Sowrer AS

Mohammed Salah S Bakhashwain	Michele Di Minno
Styreleder/chairperson	Board Director

Appendix 1 - Grid connection agreement with Tensio

Appendix 2 - Power purchase agreements with Fortum Strom

Appendix 3 - List of connection point(s) with measuring point ID

Appendix 4 - Conditions for supply, incl power capacity and deviations from “leveringskvalitetsforskriften”

Appendix 5 - “Fornybar Norges anbefalte tilknytningsvildr for naeringskunder”

Appendix 6 - “Fornybar Norges anbefalte nettleievillar for nringskunder”